EXHIBIT 4.1

Option Purchase Agreement

CD38-SNP-DIAG

This CD38-SNP-DIAG Option Purchase Agreement (the "Agreement") is made and entered into by and between VyGen-Bio, Inc., ("VyGen-Bio") and Coeptis Pharmaceuticals, Inc. ("Coeptis") and for good and valuable consideration the Parties agree as follows:

1)	Option. In consideration for Coeptis paying VyGen-Bio the Option Purchase Price as defined in Paragraph l(a), VyGen-Bio grants Coeptis the exclusive option to purchase the Co-development Rights, as defined in Paragraph 3 (the "Co-development Rights") in the Co-development Asset, as defined in Paragraph 2 (the "Co-development Asset").

a)	Option Purchase Price. The Option Purchase Price shall be Two Hundred Fifty Thousand Dollars ($250,000.00) to be paid within ten (10) business days of the execution of this Agreement. Failure to timely pay the Option Purchase Price in full shall result in the immediate termination of this Agreement The Option Purchase Price shall be used by VyGen-Bio to: a) continue to develop pre commercialization data regarding the Co-development Asset; b) advance IP protection, including filing a provisional patent application regarding the Co-development Asset, c) consult with Coeptis and support Coeptis due diligence activities, d) draft the definitive Co-development Agreement e) commit, enter into and fund unrestricted grants to Karolinska Institute ("KI"), it being understood that unrestricted grants allow KI broad discretion in the use the grant funds which may include activities outside of advancing the Co-development Asset, and f) pay VyGen-Bio operating and overhead expenses, including shared services covered by VyGen-Bio's majority shareholder, Vycellix, Inc.

b)	Option Terms and Exercise Price. The Option shall expire on December 31, 2021 (the "Option Term"). Subject to the foregoing, during the Option Term, Coeptis may exercise the Option as follows:

(i)	If on or before June 30, 2021, by paying to VyGen-Bio One Million Five Hundred Thousand Dollars ($1,500,000) with full credit being given to the Option Purchase Price of $250,000.00. If a patent application, including but not limited to a provisional patent application with prophetic information, describing the SNP-DIAG Technology Platform (the "Patent Application") has not been filed by June 30, 2021, the Exercise Price described in this Subparagraph (i) shall continue in effect until the first to occur of the date on which the Patent Application has been filed or December 31, 2021 (the "Patent Filing Provision").

(ii)	If after both June 30, 2021 and the satisfaction of the Patent Provision, but before December 31, 2021, by paying to VyGen-Bio Two Million Dollars ($2,000,000.00) with full credit being given to the Option Purchase Price of $250,000.00. If the Option is not exercised and the applicable exercise price is not paid on or before December 31, 2021, the Option shall automatically expire and Coeptis shall have no continuing right or option to acquire Co-development Rights in the Co-development Asset.

(iii)	Upon payment of the Option Purchase Price, the Parties shall enter into a definitive Co-development Agreement incorporating the terms and provisions hereof to be fully executed upon the payment of the applicable Option Exercise Price.

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2.	Co-development Asset. VyGen-Bio has conceived of and is in the early stage of developing a platform technology for the novel use of single nucleotide polymorphism (SNP) genotyping for determining optimal treatment decisions in B cell malignancies. The Co-development Asset is CD38-SNP-DIAG, an in vitro diagnostic tool which if successfully developed would be a potential diagnostic tool to analyze if cancer patients might be appropriate candidates for anti-CD38 monoclonal antibody therapy. It is anticipated that CD38-SNP-DIAG might facilitate more cost-effective medical decisions for the treatment of B cell malignancies with high CD38 expression including multiple myeloma. It is anticipated that the use of CD38-SNP-DIAG might be useful in attempting to avoid the unnecessary administration of anti-CD38 therapies, resulting in significant savings to healthcare systems and preventing patients from being subjected to ineffective therapy along with the associated side-effects which can be adverse. It is anticipated that should regulatory approval be achieved, CD38-SNP-DIAG might be offered as a companion diagnostic for determining patient suitability and likelihood of positive treatment outcomes for CD38-GEAR-NK(Auto) and/or CD38 monoclonal antibody therapies. The Co-development Asset and the SNP-DIAG Platform Technology are unproven and in early development without complete proof of principal or IP protection and are subject to all of the risks associated with early-stage development For further clarity, the Co development Asset is limited to CD38-SNP-DIAG and neither the Option, the Co-development Rights nor the Co-development Asset include any rights in or to the broader application or use of the SNP-DIAG Technology Platform beyond use targeting the CD38 receptor.

3.	Co-development Rights. Upon exercise of the Option and full and timely payment of the applicable Option exercise price, Coeptis shall have the following Co-development Rights in the Co-development Asset:

a.	50% interest in net revenue from product sales of the Co development Asset. Net product revenue means all royalties, and/or sales revenue actually collected by VyGen-Bio from the sale of the Co-development Asset less any discounts and/or rebates and less all related costs, including but not limited to costs of administration, sales, promotion, manufacturing.

b.	50% interest in any license, sale, milestone, royalty and/or merger/acquisition revenue from the Co-development Asset less any related expense. For clarity, the interest described in subparagraph (b) excludes financing or equity-based transactions by VyGen-Bio, including but not limited to the sale of stock, warrants, options, notes or other securities, borrowings or other funding transactions. In the event that any covered transaction includes any asset in addition to the Co-development Asset, such as SNP-DIAG technology targeting any antigen other than CD38, VyGen-Bio shall have full authority to exercise fair commercial judgment to allocate the proceeds between the Co-development Asset and the other assets included in the transaction.

c.	Right to appoint 50% of the members of the Product Development and Commercialization Steering Committee (the "Steering Committee"). If the Steering Committee is deadlocked, the final determination shall be made by VyGen-Bio. It is anticipated that Development activities may be conducted at Karolinksa Institute, Stockholm, Sweden, and potentially through unrestricted grants to NextGenNK (based at Karolinska Institute) and/or other labs managed by affiliates of VyGen-Bio. The Co-development Asset is only one category of product candidate that may currently or in the future be developed byVyGen-Bio under the SNP -DIAG Technology Platform. Coeptis hereby waives any and all conflicts of interest arising from the foregoing.

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4.	Waiver of Potential Conflicts of Interest. Coeptis hereby acknowledges and waives all potential conflicts of interest that exist, or may in the future exist, included but are not limited conflicts that directly or indirectly relate to: (a) VyGen-Bio's ongoing and/or future development of additional applications of and/or product candidates based upon SNP-DIAG Technology Platform beyond uses targeting the CD38 receptor; (b) the use and payment for Shared Resources; (c) over-lapping officers and directors between the Company and Vycellix, Inc; (d) the allocation of time, funding, grants, resources and development activities by Dr. Alici, Dr. Wagner and/or the Alici Lab; (e) the commitment, funding and/or use of "unrestricted" grants by VyGen-Bio to KI and (e) all other current and future conflicts of interest. Coeptis acknowledges that neither VyGen-Bio nor Vycellix, Inc. nor their officers and/or directors, have made any commitment or promise to Coeptis with regard to: (i) Vycellix, Inc., providing any specific Shared Resource, development support or activity to the VyGen-Bio; (ii) VyGen-Bio having any interest in or right to use or license any technology that is currently, or that in the future may be, owned and/or developed by Vycellix, Inc.; and/or (iii) any limitation upon the right and/or opportunity for VyGen-Bio and/or Vycellix, Inc currently or in the future to develop products and/or technologies that directly or indirectly compete with the Co development_Asset.

5.	Use of Name. Coeptis shall not refer to or use the name ofVyGen-Bio, Inc., its officers or directors, or Vycellix, Inc. or Karolinska Institute without prior notice and written consent from the referenced party. In the instance of required government disclosures, consent will not be unreasonably withheld.

6.	Governing Law and Dispute Resolution. This Agreement and the Option hereunder is governed by the laws of the State of Florida and any dispute relating to this Agreement or any other dispute between the Parties shall be exclusively resolved by binding arbitration before the American Arbitration Association conducted in Tampa, Florida. The resolution by such arbitration shall be final and binding.

7.	Complete Agreement and Representations Included. This Agreement constitutes the entire agreement of the Parties and cannot be amended or altered except in writing executed by the Parties. Coeptis acknowledges that VyGen-Bio has exercised diligence and good faith in answering Coeptis' questions and that VyGen-Bio has highlighted the early stage and risky nature of the Co-development Asset. Coeptis agrees that all representations and promises made by VyGen-Bio that Coeptis considered to be material to Coeptis' decision to enter into this Agreement are set forth herein.

(Signatures on Following Page)

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In Witness Whereof, the Parties execute this Agreement as of this 26th day of April 2021.

VYGEN-BIO, INC

[s] Douglas W. Calder Its: President

Douglas W. Calder

COIT PHARMACEUTICALS, INC

/s/ David Mehalick Its: CEO

Dave Mehalick

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